

February 15, 2011

Tony Aquila
Chief Executive Officer and President
Solera Holdings, Inc.
7 Village Circle, Suite 350
Westlake, TX 76262

>   **Re: Solera Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 2, 2010**
>   **File No. 001-33461**

Dear Mr. Aquila:

　　　We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.　　　We note from your disclosures on page F-38 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes has been provided is $366 million. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

15. Segment and Geographic Information

Segment Information, page F-40

2.   We note your disclosure of "Income (loss) before income tax provision and noncontrolling interests" in the tables on page F-41. Although your description indicates that these amounts are "before" noncontrolling interests we note that these amounts appear to include noncontrolling interest. Please advise.

3.   Your disclosures here and on page 29 indicate that you evaluate the performance of your reportable segments based on "adjusted EBITDA." However, we note that you have not disclosed this measure nor have you provided a discussion of this measure in your MD&A. Please tell us how you considered providing this disclosure and tell us how your current disclosure complies with ASU 280-10-50-22. Please also see Section 104 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for additional guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tony Aquila
Solera Holdings, Inc.
February 15, 2011
Page 3

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief